UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

On August 1, 2018, Itaú Corpbanca published a press release announcing that, on the same date, it filed a material event notice with the Chilean Financial Market Commission (former Chilean Superintendency of Securities and Insurance) and with the Chilean Superintendency of Banks and Financial Institutions, and invited investors to join a conference call regarding Itaú Corpbanca’s CEO transition on Friday, August 3, 2018. The press release, material event notices and invitation are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 1, 2018.
99.2	Material event notices dated August 1, 2018.
99.3	Conference call invitation dated August 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: August 1, 2018.